                                   Form 8-A/A
                               (Amendment No. 1)

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                       CITADEL COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

          Nevada                                              86-074829
--------------------------                              ------------------------
  (State of incorporation                                 (I.R.S. Employer
      or organization)                                   Identification No.)

  140 South Ash Avenue
     Tempe, Arizona                                              85281
-----------------------------------                     ------------------------
  (Address of Principal                                        (Zip Code)
    executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                          Name of each exchange on which
     to be so registered                          each class is to be registered

            N/A                                                  N/A
--------------------------                              ------------------------

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:
51011 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, Par Value $0.001
                         ------------------------------
                                (Title of class)

Item 1.           Description of Registrant's Securities to be Registered.


                          DESCRIPTION OF CAPITAL STOCK

    Prior to the time this Registration Statement becomes effective, Citadel Communications Corporation, a Nevada corporation (the "Company"), will undertake a recapitalization of its capital stock (the "Recapitalization"). Following the Recapitalization, the Company will be authorized to issue 200,000,000 shares of Common Stock, par value $.001 per share (the "Common Stock"), 19,013,122 shares of Series AA Convertible Preferred Stock, par value $.001 per share (the "Convertible Preferred Stock"), and 20,000,000 shares of undesignated preferred stock (the "Undesignated Preferred Stock").

    The following is a description of certain provisions of the Company's Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws (the "Bylaws"), as the Certificate of Incorporation and Bylaws are proposed to be amended prior to the time this Registration Statement becomes effective, and of Nevada's law on private corporations, Chapter 78 of the Nevada Revised Statutes (the "NGCL"). The discussion gives effect to the Recapitalization.

GENERAL

    Immediately following the Company's initial public offering of its Common Stock (the "Offering"), there will be outstanding 15,180,664 shares of Common Stock (16,212,783 shares if the underwriters' over-allotment option is exercised in full), 9,506,561 shares of Convertible Preferred Stock and no shares of Undesignated Preferred Stock.

    Immediately prior to the consummation of the Offering, the Company's Board of Directors will consist of four Class A Directors and one Class B Director. Following the Offering, at each annual meeting of the stockholders of the Company, one director will be elected by the holders of the Convertible Preferred Stock (the "Class B Director") and the remaining directors will be elected by the holders of the Common Stock and the Convertible Preferred Stock voting as a single class (the "Class A Directors").

    In connection with the Recapitalization, only ABRY Broadcast Partners II, L.P. ("ABRY II") and ABRY/Citadel Investment Partners, L.P. ("ABRY/CIP") will receive shares of Convertible Preferred Stock and thus will be entitled to elect the Class B Director. Pursuant to an Amended and Restated Voting Trust Agreement dated October 15, 1997, the Trustee thereunder (the "Voting Trustee") votes the shares of ABRY II and ABRY/CIP.

VOTING RIGHTS OF COMMON STOCK AND CONVERTIBLE PREFERRED STOCK

    Holders of the Common Stock and the Convertible Preferred Stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Both classes vote together as a single class on all matters except the election or removal of the Class B Director and when class voting is required by applicable law. Only holders of Convertible Preferred Stock are entitled to vote for the election of the Class B Director. Immediately after the Offering, ABRY II and ABRY/CIP together will beneficially own all of the outstanding Convertible Preferred Stock, representing approximately 38.5% of the voting power of the outstanding capital stock of the Company, and the Voting Trustee who votes such shares will have the power to elect the Class B Director and to significantly influence the election of Class A Directors and other matters submitted to a vote of stockholders.

DIVIDENDS ON COMMON STOCK AND CONVERTIBLE PREFERRED STOCK

    Dividends must be paid on both the Common Stock and the Convertible Preferred Stock at any time dividends are paid on either. The holders of the Common Stock and the Convertible Preferred Stock are entitled to receive, pro rata, such dividends as may be declared by the Board of Directors out of funds legally available therefor. Any dividend so declared and payable in cash, capital stock of the Company (other than Common Stock or Convertible Preferred Stock) or other property will be paid equally, pro rata, on the Common Stock and the Convertible Preferred Stock. Dividends and distributions payable in shares of Common Stock may only be paid on Common Stock and dividends and distributions payable in shares of Convertible Preferred Stock may only be paid on Convertible Preferred Stock. Pursuant to any such dividend or distribution, each share of Convertible Preferred Stock will receive a number of shares of Convertible Preferred Stock equal to the number of shares of Common Stock payable on each share of Common Stock.

OTHER PROVISIONS APPLICABLE TO THE COMMON STOCK AND THE CONVERTIBLE PREFERRED STOCK

    There are no preemptive rights to subscribe for any additional securities which the Company may issue, and there are no redemption provisions or sinking fund provisions applicable to the Common Stock or the Convertible Preferred Stock, nor is either class subject to calls or assessments by the Company.

    In the event of any liquidation, dissolution or winding-up of the affairs of the Company, holders of Common Stock and Convertible Preferred Stock will be entitled to share ratably in the assets of the Company remaining after payment or provision for payment of all of the Company's debts and obligations and liquidation payments to holders of outstanding shares of Convertible Preferred Stock or Undesignated Preferred Stock. The Convertible Preferred Stock is senior to the Common Stock on liquidation to the extent of a liquidation preference of $.001 per share.

    In the event of a merger or consolidation to which the Company is a party, each share of Common Stock and Convertible Preferred Stock will be entitled to receive the same consideration.

    To the extent an increase or decrease in the number of outstanding shares of either Common Stock or Convertible Preferred Stock results from a stock split, combination or consolidation of shares or other capital reclassification, the Company is required to take parallel action with respect to the other class so that the number of shares of each class outstanding immediately following the stock split, combination or consolidation of shares or other capital reclassification bears the same relationship to each other as the number of shares of each class outstanding before such event.

OTHER PROVISIONS APPLICABLE TO CONVERTIBLE PREFERRED STOCK

    Each share of Convertible Preferred Stock is convertible at any time at the option of the holder into one share of Common Stock. In addition, each share of Convertible Preferred Stock automatically converts into a share of Common Stock at the time voting and dispositive power with respect thereto is held by a person other than ABRY II, ABRY/CIP or an affiliate of either ABRY II or ABRY/CIP. All shares of Convertible Preferred Stock will convert into shares of Common Stock at such time that ABRY II, ABRY/CIP and their respective affiliates, in the aggregate, no longer exercise sole or shared dispositive control over at least 50% of the shares of Convertible Preferred Stock that ABRY II and ABRY/CIP beneficially own at the time of consummation of the Recapitalization.

UNDESIGNATED PREFERRED STOCK

    The Board of Directors of the Company is authorized, without further action of the stockholders, to issue up to 20,000,000 shares of Undesignated Preferred Stock in one or more classes or series and to fix the designations, powers, preferences and the relative participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon. No classes or series have been designated. Any Undesignated Preferred Stock issued by the Company may rank prior to the Common Stock and the Convertible Preferred Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

    The issuance of Undesignated Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from, acquiring or seeking to acquire, a significant portion of the outstanding Common Stock.

CERTAIN ANTI-TAKEOVER EFFECTS

    Certificate of Incorporation and Bylaws. Certain provisions of the Certificate of Incorporation and Bylaws summarized in the following paragraphs may be deemed to have anti-takeover effects. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors, but which individual Company stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then-current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so.

    Number of Directors; Removal; Filling Vacancies. The Certificate of Incorporation and Bylaws provide that, for so long as any shares of Convertible Preferred Stock are outstanding, the number of Class B Directors shall be one and the number of Class A Directors shall not exceed six and shall be fixed from time to time with the consent of a majority of the Board of Directors. Moreover, the Certificate of Incorporation provides that Class A Directors may only be removed with cause and that the Class B Director may be removed with or without cause. Removal of a Class A Director requires the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock of the Company then entitled to vote at an election of directors, and removal of a Class B Director requires the affirmative vote of the holders of at least a majority of the outstanding Convertible Preferred Stock. These provisions prevent stockholders from removing any incumbent Class A Director without cause and allow a majority of the incumbent directors to add additional Class A Directors without approval of stockholders until the next annual meeting of stockholders at which directors are elected. Only holders of Convertible Preferred Stock may elect a director to fill a Class B Director vacancy.

    Meetings of Stockholders. The Bylaws provide that a special meeting of stockholders may be called only by the Chairman or the Board of Directors unless otherwise required by law. The Bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, the Bylaws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

    No Stockholder Action by Written Consent. The Bylaws provide that any action required or permitted to be taken by the stockholders of the Company at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu thereof, except with respect to matters to be voted on by the holders of the Convertible Preferred Stock voting as a separate class.

    Foreign Ownership. The Certificate of Incorporation permits restriction on the ownership, voting and transfer of the Company's capital stock in accordance with the Communications Act of 1934, as amended (the "Communications Act"), and the rules of the Federal Communications Commission (the "FCC") to prohibit ownership of more than 20% of the Company's outstanding capital stock (or more than 20% of the voting rights it represents) by or for the account of aliens or corporations otherwise subject to domination or control by aliens. The Certificate of Incorporation also authorizes the Company's Board to prohibit any transfer of the Company's capital stock that would cause the Company to violate this prohibition. The Company's Board of Directors may also prohibit the ownership, voting or transfer of any portion of its outstanding capital stock to the extent the ownership, voting or transfer of such portion would cause the Company to violate, or would otherwise result in violation of, any provision of the Communications Act or the rules, regulations and policies promulgated by the FCC under the Communications Act. No stockholders may exercise any voting rights the result of which would cause the Company to be in violation of the rules, regulations or policies of the FCC.

    Nevada General Corporation Law. Under certain circumstances, the following provisions of the NGCL may delay or make more difficult acquisitions or changes of control of the Company and may make it more difficult to accomplish transactions that stockholders may otherwise believe to be in their best interests. Such provisions may also have the effect of preventing changes in the Company's management. The Company's Certificate of Incorporation and Bylaws do not exclude it from these provisions of the NGCL.

    Control Share Acquisitions. Under Sections 78.378 to 78.3793 of the NGCL (the "Control Share Act"), an "acquiring person," who acquires a "controlling interest" in an "issuing corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at an annual meeting or at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. If the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote for authorizing voting rights for the control shares, is entitled to demand payment for the fair value of their shares, and the corporation must comply with the demand. For the above provisions, "acquiring person" means (subject to certain exceptions) any person who, individually or in association with others, acquires or offers to acquire, directly or indirectly, a controlling interest in an issuing corporation. "Controlling interest" means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority and/or (iii) a majority or more of the voting power of the issuing corporation in the election of directors. The Control Share Act is triggered as a stockholder moves from one level to the next. Voting rights must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. "Control Shares" means those outstanding voting shares of an issuing corporation which an acquiring person (1) acquires or offers to acquire in an acquisition or
(2) acquires within 90 days immediately preceding the date when the acquiring person became an acquiring person. "Issuing corporation" means a corporation that is organized in Nevada, has 200 or more stockholders (at least 100 of whom are stockholders of record and residents of Nevada) and does business in Nevada directly or though an affiliated corporation. The above does not apply if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply. The Company's Certificate of Incorporation and Bylaws do not exclude it from the restrictions imposed by such provisions. However, unless and until the Company has 200 or more stockholders at least 100 of whom are resident in Nevada, the Control Share Act will not apply to the Company.

    Certain Business Combinations. Sections 78.411 to 78.444 of the NGCL (the "Business Combinations Act") restrict the ability of a "resident domestic corporation" to engage in any combination with an "interested stockholder" for three years following the interested stockholder's date of acquiring the shares that cause such stockholder to become an interested stockholder, unless the combination or the purchase of shares by the interested stockholder on the interested stockholder's date of acquiring the shares that cause such stockholder to become an interested stockholder is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested stockholder may effect a combination after the three-year period only if such stockholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For the above provisions, "resident domestic corporation" means a Nevada corporation that has 200 or more stockholders. The provisions of the Business Combinations Act do not apply to any combination of a resident domestic corporation which does not, as of the date of acquiring shares, have a class of voting shares registered with the Securities and Exchange Commission (the "Commission") under Section 12 of the Securities Exchange Act of 1934, as amended, unless the corporation's articles of incorporation provide otherwise. "Interested stockholder," when used in reference to any resident domestic corporation, means any person, or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above does not apply to corporations that so elect in a charter amendment approved by a majority of the disinterested shares. Such a charter amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. The Company's Certificate of Incorporation does not exclude it from the restrictions imposed by such provisions. If, as is likely, the Company will have at least 200 stockholders following the Offering, the Business Combinations Act will apply to the Company.

    Directors' Duties. Section 78.138 of the NGCL allows directors and officers, in exercising their respective powers to further the interests of the corporation, to consider the interests of the corporation's employees, suppliers, creditors and customers. They can also consider the economy of the state and the nation; the interests of the community and of society and the long and short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. Directors may resist a change or potential change in control if the directors, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in the best interest of the corporation. In so determining, the board of directors may consider the interests described above or have reasonable grounds to believe that, within a reasonable time, the debt created as a result of the change in control would cause the assets of the corporation or any successor to be less than the liabilities or would render the corporation or any successor insolvent or lead to bankruptcy proceedings.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Limitations on Liabilities. Consistent with the NGCL, the Certificate of Incorporation contains a provision eliminating or limiting liability of directors to the Company and its stockholders for damages for breach of fiduciary duty as a director. The provision does not, however, eliminate or limit the personal liability of a director (i) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) for unlawful distributions in violation of the NGCL. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their fiduciary duty, except as indicated above. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his fiduciary duty is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his fiduciary duty. The Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     Indemnification. The Certificate of Incorporation and Bylaws provide for mandatory indemnification rights to the maximum extent permitted by applicable law, subject to limited exceptions, to any director or officer of the Company who, by reason of the fact that he is a director or officer of the Company, is involved in a legal proceeding of any nature. Such indemnification rights include reimbursement for expenses incurred by such director or officer in advance of the final disposition of such proceeding in accordance with the applicable provisions of the NGCL. The Company also maintains directors' and officers' liability insurance.

Item 2.  Exhibits.

           1. Form of Amended and Restated Certificate of Incorporation of Registrant (previously filed).

           2. Form of Amended and Restated By-laws of Registrant (previously filed).

           3.       Form of Recapitalization Agreement (previously filed).

                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      CITADEL COMMUNICATIONS CORPORATION



                                      By: /s/ LAWRENCE R. WILSON
                                         ---------------------------------------
                                          Lawrence R. Wilson
                                          Chairman and Chief Executive Officer

Date:  June 29, 1998

                                  Exhibit Index
                                  -------------


Exhibit           Description
-------           -----------

    1. Form of Amended and Restated Certificate of Incorporation of Registrant (previously filed).

    2.            Form of Amended and Restated By-laws of Registrant
                  (previously filed).

    3.            Form of Recapitalization Agreement (previously filed).